HART & TRINEN
                                Attorneys at Law

                             1624 Washington Street
                             Denver, Colorado 80203
                                 (303) 839-0061
                              (303) 839-5414 (fax)

                                January 26, 2006

Duc Dang
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Bella Trading Company, Inc.
            Registration Statement on Form SB-2
            File Number 333-121034

Dear Mr. Dang:

      This office represents Bella Trading Company, Inc. (the "Company"). Amendment No. 4 to the Company's Registration Statement on Form SB-2 has been filed with the Commission. This letter contains the Company's responses to the comments received from the Staff by letter dated January 12, 2006. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. A numerical reference next to a response indicates the page where changes have been made in response to the comment.

                                                                Page Reference
                                                                --------------


1. The risk factor which is the subject of this comment
has been divided into two risk factors.                                   5

2. The risk factor headings have been underlined for ease
of identification.                                                     4, 5

3. Comment complied with.                                                 9

4.     The $10,600 is based upon the following:                           1

       -  Total offering expenses from the Statement
          of Cash Flows:                                    $14,600
       -  Less offering expenses allocated private
          offering (Statement of Shareholders'
          Equity):                                           (4,000)
                                                          ----------
       -  Net amount:                                       $10,600
                                                          ==========

5. Comment complied with. 10

6. Comment complied with. 15

                                                                Page Reference
                                                                --------------

7. Comment complied with.                                                12

8. The sole method of competition with respect to the sale of contemporary jewelry is not based upon price alone. The selection available to the customer is just as important as the price. If you walk into almost any store which sells contemporary jewelry (i.e. Zales) you will note that, with the possible exception of gold chains, there are no two jewelry items on display which are identical. Although a display of diamond solitaire rings may at first glance look as if all the rings are similar, a closer inspection will reveal that each ring is different than the other in some way. Although another ring, identical to the one on display, may be stored under the counter or in the store's safe, each piece on display is normally distinct from any other piece on display.

  With respect to the staff's comment that a "full understanding of your company is essential" please note that we have including a listing the type of stones which are included in the Company's jewelry selection and have also provided investors with an
itemized list of each product sold by the Company during the past two years. We do not know of any other public company with a standard classification code of 5944 which provides this level of disclosure. Nevertheless, we have revised the prospectus in response
to this comment.                                                         12

9. Comment complied with.                                                15

10. We have revised the prospectus to clarify that the compensation
is payable on a monthly basis.                                         17, 18

11. See response to comment #4.                                         N/A

12. We have revised the prospectus to discuss the factor which the Company will consider in terminating the offering prior to
the time that all shares offered by the prospectus have been sold.       19

      If you should have any questions concerning the above please do not hesitate to contact the undersigned.

                                    Very truly yours,

                                    HART & TRINEN, L.L.P.



                                    William T. Hart
WTHtg